SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

25 September 2015

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

AVIVA SAVINGS RELATED SHARE OPTION SCHEME 2007
2015 INVITATION - DATE OF GRANT - 25 SEPTEMBER 2015

The following director and PDMR have been granted an option over Aviva plc Ordinary shares of 25p each under the Aviva Savings Related Share Option Scheme 2007. The option was granted in London on 25 September 2015.

The 2015 Invitation was offered to all eligible employees in the UK and the directors named below have elected to have contributions deducted from their salaries over a fixed period and will have the opportunity to buy shares at the Option Price at the end of the contract.  As with all other employees who participate in the 2015 Invitation, they will only be able to benefit from the option if the share price at the end of the contract is higher than the Option Price.

Name	Option Price	No of shares under option
David McMillan	380p	3,947
Andrew Briggs	380p	2,368

This notification is made in accordance with DTR 3.1.4R(1)(a).

Media Enquiries:

Andrew Reid                                                                   +44 (0)20 7662 3131
Sarah Swailes                                                                  +44 (0)20 7662 6700

General Enquiries:

Elena Petrou, Company Secretarial                            +44 (0)207 662 1268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 September, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary